       1 -- 401 (K) FOR SALIRED EMPLOYEES


==========================================================================




               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                          ------------


                            FORM 11-K




          (X)  Annual Report Pursuant to Section 15(d) of the
               Securities Exchange Act of 1934
               For the Fiscal Year Ended December 31, 1993

                               OR

          ( )  Transition Report Pursuant to Section 15(d) of
               the Securities Exchange Act of 1934
               For the transition period from          to


                  Commission File Number 1-3822


                   A.  Full title of the Plan:
Campbell Soup Company Employee Savings and 401(k) Plan for Salaried Employees


    B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

   Campbell Soup Company, Campbell Place, Camden, New Jersey 08103-1799


- - --------------------------------------------------------------------------


          This Form 11-K contains 15 pages including exhibits.
                 An index to exhibits is on page 14.


==========================================================================

       2 -- 401 (K) FOR SALIRED EMPLOYEES


             Report of Independent Accountants


To the Administrative Committee
and Participants of the Campbell Soup Company
Savings and 401(k) Plan for Salaried Employees


In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of Campbell Soup Company Savings and 401(k) Plan for Salaried Employees at December 31, 1993 and 1992, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Administrative Committee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Administrative Committee, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included as Exhibits 1 and 2 is presented for the purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




PRICE WATERHOUSE
Philadelphia, PA  19103
April 15, 1994

       3 -- 401 (K) FOR SALARIED EMPLOYEES


       CAMPBELL SOUP COMPANY SAVINGS AND 401(K) PLAN
                FOR SALARIED EMPLOYEES

     Statement of Net Assets Available for Plan Benefits
                   December 31, 1993
                    (000s omitted)

                                                             Investment Programs - Notes 1 and 2
                                         ----------------------------------------------------------------------------------
                                         Campbell     Phoenix     Vanguard    Contract    Vanguard      Participant
                                         Soup Co.     Growth      Windsor      Income    US Treasury     Promissory
                                          Stock        Fund        Fund         Fund      Portfolio         Notes     Total
                                         ----------------------------------------------------------------------------------

ASSETS

  Investments, at fair value........     $157,349     $19,263      $39,696                   $3,219                 $219,527

  Deposits with insurance companies.                                            $4,654                                 4,654

  Short-term investment funds.......           79         305          290       5,305                                 5,979
                                         --------     -------      -------     -------       ------         ------  --------
      Total investments.............      157,428      19,568       39,986       9,959        3,219                  230,160
                                         --------     -------      -------     -------       ------         ------  --------
  Loans to participants.............                                                                        $4,438     4,438

  Receivables
    Employer/participants'
     contributions..................        1,309         265          310          91           38                    2,013
    Other...........................          881          16          743         234          244                    2,118
                                         --------     -------      -------     -------       ------         ------  --------
      Total receivables.............        2,190         281        1,053         325          282                    4,131
                                         --------     -------      -------     -------       ------         ------  --------

LIABILITIES

  Payables..........................          561         701            4          15                                 1,281
                                         --------     -------      -------     -------       ------         ------  --------
NET ASSETS AVAILABLE FOR PLAN BENEFITS   $159,057     $19,148      $41,035     $10,269       $3,501         $4,438  $237,448
                                         ========     =======      =======     =======       ======         ======  ========

The accompanying notes are an integral part of these financial statements.

       4 -- 401 (K) FOR SALARIED EMPLOYEES

       CAMPBELL SOUP COMPANY SAVINGS AND 401(K) PLAN
                FOR SALARIED EMPLOYEES

     Statement of Net Assets Available for Plan Benefits
                    December 31, 1992
                     (000s omitted)

                                                              Investment Programs - Notes 1 and 2
                                          ----------------------------------------------------------------------------------
                                          Campbell     Phoenix     Vanguard    Contract    Vanguard      Participant
                                          Soup Co.     Growth      Windsor      Income    US Treasury     Promissory
                                           Stock        Fund        Fund         Fund      Portfolio         Notes     Total
                                          ----------------------------------------------------------------------------------
ASSETS
  Investments, at fair value.........     $151,962     $17,078      $31,910                  $1,481                  $202,431

  Deposits with insurance companies..                                           $7,086                                  7,086

  Short-term investment funds........            1          5             5      2,272                                  2,283
                                          --------     -------      -------     ------       ------          ------  --------

      Total investments..............      151,963     17,083        31,915      9,358        1,481                   211,800
                                          --------     -------      -------     ------       ------          ------  --------

  Loans to participants..............                                                                        $2,527     2,527


  Receivables
    Employer/participants'
     contributions...................        1,505        284          325         123           30                     2,267
    Other............................          927         81          488          57            4              27     1,584
                                          --------     -------     -------      ------       ------          ------  --------
      Total receivables..............        2,432        365          813         180           34              27     3,851
                                          --------     -------     -------      ------       ------          ------  --------

LIABILITIES

  Payables...........................           54         14            7                                       74       149
                                          --------     -------     -------      ------       ------          ------  --------
NET ASSETS AVAILABLE FOR PLAN BENEFITS    $154,341    $17,434      $32,721      $9,538       $1,515          $2,480  $218,029
                                          ========    =======      =======      ======       ======          ======  ========

The accompanying notes are an integral part of these financial statements.

       5 -- 401 (K) FOR SALARIED EMPLOYEES




       CAMPBELL SOUP COMPANY SAVINGS AND 401(K) PLAN
                  FOR SALARIED EMPLOYEES

Statement of Changes in Net Assets Available for Plan Benefits
               Year ended December 31, 1993
                    (000s omitted)

                                                           Investment Programs - Notes 1 and 2
                                       ----------------------------------------------------------------------------------
                                       Campbell     Phoenix     Vanguard    Contract    Vanguard      Participant
                                       Soup Co.     Growth      Windsor      Income    US Treasury     Promissory
                                        Stock        Fund        Fund         Fund      Portfolio         Notes     Total
                                       ----------------------------------------------------------------------------------
Additions to net assets attributed to:
  Investment income:
    Unrealized appreciation
     (depreciation) in fair value of
     investments (Note 4).............  ($9,101)       $6       $2,780                                            ($6,315)
    Net realized gain (loss) on sale
     of investments...................    5,407        81          137                                              5,625
    Interest..........................       34         4            6         $588                        $155       787
    Dividends.........................    2,755       698        3,312                         $95                  6,860
                                       --------   -------      -------      -------         ------       ------  --------
                                           (905)      789        6,235          588             95          155     6,957
                                       --------   -------      -------      -------         ------       ------  --------
  Contributions:
    Employer..........................    5,595     1,145          968          341            104                  8,153
    Participants......................   13,570     2,643        3,230        1,104            427                 20,974
                                       --------   -------      -------      -------         ------       ------  --------
                                         19,165     3,788        4,198        1,445            531                 29,127
                                       --------   -------      -------      -------         ------       ------  --------
  Transfers:
    Promissory notes issuance.........   (2,539)     (246)        (405)        (167)            (3)       3,360         0
    Promissory notes repayment........    1,164       147          188           76              9       (1,584)        0
    Other transfers...................   (1,122)   (1,363)         652         (234)         2,294           27       254
                                       --------   -------      -------      -------         ------       ------  --------
                                         (2,497)   (1,462)         435         (325)         2,300        1,803       254
                                       --------   -------      -------      -------         ------       ------  --------
      Total additions                    15,763     3,115       10,868        1,708          2,926        1,958    36,338
                                       --------   -------      -------      -------         ------       ------  --------

Deductions from net assets attributed to:
    Distributions.....................   11,047     1,401        2,554          977            940                 16,919
                                       --------   -------      -------      -------         ------       ------  --------
        Net increase                      4,716     1,714        8,314          731          1,986        1,958    19,419

Net assets available for plan benefits:
    Beginning of year.................  154,341    17,434       32,721        9,538          1,515        2,480   218,029
                                       --------   -------      -------      -------         ------       ------  --------
    End of year....................... $159,057   $19,148      $41,035      $10,269         $3,501       $4,438  $237,448
                                       ========   =======      =======      =======         ======       ======  ========

The accompanying notes are an integral part of these financial statements.

       6 -- 401 (K) FOR SALARIED EMPLOYEES

       CAMPBELL SOUP COMPANY SAVINGS AND 401(K) PLAN
                FOR SALARIED EMPLOYEES
 Statement of Changes in Net Assets Available for Plan Benefits
              Year ended December 31, 1992
                   (000s omitted)

                                                             Investment Programs - Notes 1 and 2
                                        ----------------------------------------------------------------------------------
                                        Campbell     Phoenix     Vanguard    Contract    Vanguard      Participant
                                        Soup Co.     Growth      Windsor      Income    US Treasury     Promissory
                                         Stock        Fund        Fund         Fund      Portfolio         Notes     Total
                                        ----------------------------------------------------------------------------------
Additions to net assets attributed to:
  Investment income:
    Unrealized appreciation
     (depreciation) in fair value of
     investments (Note 4)............  ($5,422)      $144       $2,493                                             ($2,785)
    Net realized gain(loss) on sale
     of investments..................    4,395         61          (13)                                              4,443
    Interest.........................       22          1            2         $643                          $45       713
    Dividends........................    3,457        557        2,080                        $36                    6,130
                                      --------    -------      -------       ------        ------         ------  --------
                                         2,452        763        4,562          643            36             45     8,501
                                      --------    -------      -------       ------        ------         ------  --------
  Contributions:
    Employer.........................    5,069        760          659          356            58                    6,902
    Participants.....................   12,705      2,635        3,172        1,279           260                   20,051
                                      --------    -------      -------       ------        ------         ------  --------
                                        17,774      3,395        3,831        1,635           318                   26,953
                                      --------    -------      -------       ------        ------         ------  --------
  Transfers:
    Promissory notes issuance........   (1,954)      (246)        (378)         (97)                       2,675         0
    Promissory notes repayment.......      151         29           36            8                         (224)        0
    Other transfers..................    1,634       (372)      (1,047)      (1,330)        1,166            (16)       35
                                      --------    -------      -------       ------        ------         ------  --------
                                          (169)      (589)      (1,389)      (1,419)        1,166          2,435        35
                                      --------    -------      -------       ------        ------         ------  --------
    Total additions                     20,057      3,569        7,004          859         1,520          2,480    35,489
                                      --------    -------      -------       ------        ------         ------  --------
Deductions from net assets attributed to:
  Distributions......................   13,294      1,559        3,143        1,266             5                   19,267
                                      --------    -------      -------       ------        ------         ------  --------
      Net increase                       6,763      2,010        3,861         (407)        1,515          2,480    16,222
Net assets available for plan benefits:
    Beginning of year................  147,578     15,424       28,860        9,945                                201,807
                                      --------    -------      -------       ------        ------         ------  --------
    End of year...................... $154,341    $17,434      $32,721       $9,538        $1,515         $2,480  $218,029
                                      ========    =======      =======       ======        ======         ======  ========

The accompanying notes are an integral part of these financial statements.

       7 -- 401 (K) FOR SALARIED EMPLOYEES

       CAMPBELL SOUP COMPANY SAVINGS AND 401(K) PLAN
                FOR SALARIED EMPLOYEES

            NOTES TO FINANCIAL STATEMENTS
             December 31, 1993 and 1992

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Investments:

The assets of the Campbell Soup Company Savings and 401(k) Plan for Salaried Employees (the "Plan") are carried at fair value. The fair value of the Campbell Soup Company capital stock is based upon reported market information. Fair value for the Vanguard Windsor Fund, the Vanguard US Treasury Portfolio, and the Phoenix Growth Fund are determined by the net asset value of the shares as reported by the funds.

The Contract Income Fund is carried at cost which approximated the market value at December 31, 1993 and 1992, and the interest income on this investment option accrues directly to the fund. The Contract Income Fund is a collective investment trust arrangement with a portfolio of insurance contracts jointly held by the Plan and the Campbell Soup Company Savings and 401(k) Plan for Hourly-Paid Employees. Individual contract cost and related interest are based on an allocation of the total Contract Income Fund portfolio balance between the two plans based upon their relative fund balances.

Dividend income is recorded on the ex-dividend date and interest is accrued as earned. Realized gains or losses on the sale of investments are determined based on historical average cost. Such gains and losses are computed on a current value basis for Form 5500. The difference may result in a differing classification between realized and unrealized, but the total gain or loss will be unaffected.

Other Assets and Liabilities:

Receivables include receivables for dividends and interest, securities sold, loan repayments, and assets due from other investment funds. Payables include amounts due for securities purchased and loan issuances, and assets due to other investment funds.

Statement of Financial Accounting Standards No. 114:

On May 15, 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 114 (FAS 114), Accounting by Creditors for Impairment of a Loan. FAS 114, which must be adopted by the Plan by fiscal 1995, requires that impaired loans that are within the scope of this Statement be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate. Previously issued financial statements shall not be restated upon adoption of FAS 114.
Adoption of FAS 114 is not expected to have a material effect on the Plan's financial statements.

Reclassification:

Certain amounts in the accompanying financial statements have been reclassified for comparative purposes.

       8 -- 401 (K) FOR SALARIED EMPLOYEES

       CAMPBELL SOUP COMPANY SAVINGS AND 401(K) PLAN
                FOR SALARIED EMPLOYEES

            NOTES TO FINANCIAL STATEMENTS
             December 31, 1993 and 1992

NOTE 2 - DESCRIPTION OF THE PLAN

The purpose of the Plan is to encourage employees of Campbell Soup Company (the "Company") and its subsidiaries to save part of their income on a regular basis. Salaried employees at substantially all domestic locations of the Company and its subsidiaries are eligible for participation in the Plan. Participation in the Plan is on a voluntary basis. The Plan provides participants with both a 401(k) pre-tax and after-tax contribution option. The plan is supervised, administered, and interpreted by an Administrative Committee, appointed by the Board of Directors of the Company. The Administrative Committee is comprised of one or more persons who may be, but need not be, employees or members of the Board of Directors of the Company. The Administrative Committee has appointed State Street Bank and Trust Company as trustee to manage the assets of the Plan. All expenses incident to the operation of the Plan have been paid by the Company.

Participants authorize payroll deductions which are contributed to the Plan and credited to their individual accounts. Monthly contributions are limited to a pre-tax maximum or a post-tax maximum of 10%, or a combined maximum of 15%, of a participant's earnings, as defined, in multiples of 1%. However, in accordance with the Internal Revenue Code (the "Code"), the amount of a participant's pre-tax contribution for calendar year 1993 was limited to $8,994. Participants may direct that their contributions, in multiples of 10%, be invested in any of the Plan's investment options described below.

The Company makes matching contributions in the amount of 50% of each participant's contributions up to 5% of the participant's earnings. Company contributions are invested in the same funds as the participant's contributions. The Company, in its discretion, can also make an additional contribution to the participant's accounts at the end of the Company's fiscal year.

Participants are always 100% vested in their contributions made to the Plan. An employee who was an active participant in the Campbell Soup Company Employee Savings and Stock Bonus Plan and who became an active participant in the Plan on April 1, 1988 is 100% vested in any portion contributed by the Company. In all other cases, the vested and nonforfeitable interest in amounts credited to the participant's individual account with respect to Company contributions and any earnings and profits thereon vest in various percentages over a five year period in accordance with the vesting schedule contained in the Plan's prospectus.

       9 -- 401 (K) FOR SALARIED EMPLOYEES

       CAMPBELL SOUP COMPANY SAVINGS AND 401(K) PLAN
                 FOR SALARIED EMPLOYEES

            NOTES TO FINANCIAL STATEMENTS
             December 31, 1993 and 1992

Participants may borrow up to one-half of their fully-vested account balances subject to certain minimum and maximum loan limitations. The loans are executed by promissory notes and have a minimum term of 12 months and a maximum term of 54 months. The loans bear an interest rate equal to two points above the highest prime rate in effect on the first day of the calendar quarter. The loans are repaid over the term in monthly installments of principal and interest by payroll deduction. A participant also has the right to repay the loan in full at any time without a penalty.

At the end of any month, a participant who has five continuous years of participation in the Plan may withdraw, once in a calendar year, all or a portion of his or her account balance, except the portion attributable to pre-tax contributions. If a participant is under age 59 1/2, a withdrawal may be made from the participant's pre-tax account only if a financial hardship is demonstrated.

In the event of Plan termination, each partipant will be entitled to receive a benefit in the amount of his or her interest in the Plan, including that portion attributable to Company contributions.

At December 31, 1993, there were 7,063 participants in the Plan.
Some of these participants have portions of their account balances invested in more than one investment option. The following presents the number of participants represented with account balances in each investment option:

          Campbell Soup Company Stock        6,790
          Phoenix Growth Fund                2,355
          Vanguard Windsor Fund              3,107
          Contract Income Fund               1,304
          Vanguard US Treasury Portfolio       366

Effective April 1, 1994 Fidelity Institutional Retirement Services Company ("Fidelity") replaced State Street Bank and Trust Company, the trustee, and SunGard, the recordkeeper, for the Campbell Soup Company Savings and 401(k) Plan for Salaried Employees. In this capacity, Fidelity will serve as recordkeeper, trustee, and investment manager for the Plan's assets and will also provide most employee communications for the Plan's participants. With the exception of Campbell Soup Company stock, the Fidelity family of mutual funds will replace all current investment options of this Plan.

       10 -- 401 (K) FOR SALARIED EMPLOYEES

       CAMPBELL SOUP COMPANY SAVINGS AND 401(K) PLAN
                 FOR SALARIED EMPLOYEES

            NOTES TO FINANCIAL STATEMENTS
             December 31, 1993 and 1992

NOTE 3 - FEDERAL INCOME TAXES

The most recent tax determination letter received for the Plan is dated August 10, 1989 indicating it is a qualified plan under
Section 401(a) of the Code. Accordingly, no provision has been made for Federal or state income taxes. An updated tax determination letter will be requested in 1994 to reflect the transfer of recordkeeping, trustee, and investment management services to Fidelity Institutional Retirement Services Company, as discussed in Note 2. The Company has represented that the Plan has been administered in accordance with all provisions of the Code and the Employee Retirement Income Security Act of 1974 ("ERISA") and will be amended and/or restated, as necessary, prior to December 31, 1994 to ensure that it remains in compliance with the current laws.


NOTE 4 - UNREALIZED APPRECIATION (DEPRECIATION)

Unrealized appreciation (depreciation) of investments during the years ended December 31, 1993 and 1992 is as follows:

                                                                (000's omitted)

                                                Phoenix       Vanguard        Campbell
                                                Growth         Windsor      Soup Company
                                                 Fund           Fund           Stock           Total
                                                ----------------------------------------------------
December 31, 1991                                $959         ($1,830)        $91,887        $91,016

  Unrealized appreciation (depreciation)
     of investments during the year               144           2,493          (5,422)        (2,785)

                                                ----------------------------------------------------
December 31, 1992                               1,103             663          86,465         88,231

  Unrealized appreciation (depreciation)
     of investments during the year                 6           2,780          (9,101)        (6,315)
                                                ----------------------------------------------------
December 31, 1993                              $1,109          $3,443         $77,364        $81,916
                                                ----------------------------------------------------

There is no unrealized appreciation (depreciation) in the Contract Income Fund or the Vanguard U.S. Treasury Portfolio as these investments are carried at cost.

       11 -- 401 (K) FOR SALARIED EMPLOYEES

       CAMPBELL SOUP COMPANY SAVINGS AND 401(K) PLAN
                FOR SALARIED EMPLOYEES

            NOTES TO FINANCIAL STATEMENTS
             December 31, 1993 and 1992


NOTE 5 - BENEFIT OBLIGATIONS

The plan changed its method of accounting for benefit obligations to participants during fiscal year 1992 to comply with recently issued guidance for accounting and disclosure by employee benefit plans. The 1993 benefit payments have been increased by $248,000 and the 1992 benefit payments have been decreased by $502,000 to reflect this change.

Benefit obligations for participants who have withdrawn a portion or all of their accounts or were separated from the Plan are as follows:


                                               (000's Omitted)
                                 December 31, 1993         December 31, 1992
                                 -----------------         -----------------
Campbell Soup Company Stock            $1,462                    $2,041
Phoenix Growth Fund                       114                       260
Vanguard Windsor Fund                     385                       155
Contract Income Fund                      195                       152
Vanguard US Treasury Portfolio            239                        35
                                       ------                    ------
                                       $2,395                    $2,643
                                       ======                    ======

Participant distributions payable are not presented as a liability in the Statement of Net Assets Available for Plan Benefits or as distributions in the Statement of Changes in Net Assets Available for Plan Benefits. These benefit obligations are reflected as liabilities in the Plan's Form 5500 for fiscal years 1993 and 1992.


NOTE 6 - SETTLEMENT OF THE EXECUTIVE LIFE INSURANCE COMPANY CONTRACT

On April 11, 1991, Executive Life Insurance Company ("Executive Life") was placed into a court-supervised conservatorship in order to protect the rights of policyholders and investors. In a letter dated May 6, 1991, the Company informed all Plan participants that it would guarantee the Executive Life obligation to the Contract Income Fund. Accordingly, the Company purchased the Executive Life investment contract in full from the Contract Income Fund of the Plan on December 31, 1991. In January 1992, the Company paid the Plan approximately $1,204,000 consisting of $1,139,000 of principal and $65,000 of interest. As of December 31, 1993 and 1992, the Plan had no amount invested with Executive Life. The Company applied to the Department of Labor ("DOL") for a prohibited transaction exemption. On June 11, 1992, DOL granted the exemption to the Plan in accordance with Section 408(a) of ERISA.

       12 -- 401 (K) FOR SALARIED EMPLOYEES
                                                        EXHIBIT 1

       CAMPBELL SOUP COMPANY SAVINGS AND 401(K) PLAN
                     FOR SALARIED EMPLOYEES
                       Item 27a Form 5500

       SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                       December 31, 1993
               (000s omitted from dollar amounts)

                                                   Principal amount or
                                                       number of                                 Market
                                                     shares / units               Cost           value (a)
                                                     -----------------------------------------------------
CAMPBELL SOUP COMPANY STOCK
  Campbell Soup Company Stock, $41.00/sh...          3,837,784 shares            $79,985         $157,349
  State Street Bank Short-Term
    Investment.............................             79,336 units                  79               79
                                                     ----------------------------------------------------
                                                                                 $80,064         $157,428
                                                     ====================================================
VANGUARD WINDSOR FUND
  Vanguard Windsor Fund $13.91/sh..........          2,853,763 shares            $36,254          $39,696
  State Street Bank Short-Term
    Investment.............................            290,211 units                 290              290
                                                     ----------------------------------------------------
                                                                                 $36,544          $39,986
                                                     ====================================================
PHOENIX GROWTH FUND
  Phoenix Growth Fund $21.04/sh............            915,564 shares            $18,155          $19,263
  State Street Bank Short-Term
    Investment.............................            305,465 units                 305              305
                                                     ----------------------------------------------------
                                                                                 $18,460          $19,568
                                                     ====================================================

CONTRACT INCOME FUND (b)                           Final maturity    Yield
                                                   --------------    -----
  Guaranteed insurance contracts:
    N.Y. Life                                          9/95           8.98%       $1,276           $1,276
    N.Y. Life                                          6/94           5.75%          797              797
    Provident National                                 3/94           9.05%          524              524
    Life of Virginia                                   1/94           8.82%           65               65
    Principal Mutual                                   9/94           8.45%           43               43
    John Hancock                                       9/95           7.67%        1,949            1,949
                                                                                  -----------------------
      Total contracts......................          4,654,097 units               4,654            4,654(c)
  State Street Bank G-Short-Term
    Investment Fund........................          5,305,159 units               5,305            5,305
                                                                                  -----------------------
                                                                                  $9,959           $9,959
                                                                                  =======================
VANGUARD US TREASURY PORTFOLIO
  Vanguard Money Market Reserve,
    US Treasury Portfolio..................          3,218,501 units              $3,219           $3,219
                                                                                  -----------------------
                                                                                  $3,219           $3,219
                                                                                  =======================

   (a) Market value of mutual fund shares is equal to the net asset value of the shares reported by the fund.
       Market value is determined by the December 31, 1993 closing sales prices or, in the absence of recorded sales, closing bid prices on the exchange on which the security is primarily traded or, if not traded on an exchange, on the over-the-counter market.
   (b) Individual contract cost is based on an allocation of the total Contract Income Fund portfolio balance between the Plan and the Campbell Soup Company Savings and 401(k) Plan for Hourly-Paid Employees.
   (c) Investment contracts are carried at cost which approximated the market value at December 31, 1993.

       13 -- 401 (K) FOR SALARIED EMPLOYEES

                                                          EXHIBIT 2

       CAMPBELL SOUP COMPANY SAVINGS AND 401(K) PLAN
                   FOR SALARIED EMPLOYEES

                     Item 27d Form 5500

            SCHEDULE OF REPORTABLE TRANSACTIONS
                Year ended December 31, 1993

(series of transactions in excess of 5% of the current value of the Plan's assets as of January 1, 1993 as defined in Section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.)

                                                                                                         Current
                                                         Number       Dollar      Dollar    Cost of      Value on        Net Gain
                                            Number of     of        value of    value of     Assets     Transaction   or (loss) on
Party Involved     Description              purchases    sales     purchases      sales        Sold         Date       disposition
- - --------------     -----------              ---------  ---------   --------- ----------    ---------   -----------   -------------
State Street Bank  Campbell Stock - Common       82       49     $19,279,084  $10,165,184  $10,437,600  $10,165,184   ($272,416)

State Street Bank  Vanguard Windsor Fund         51       32       6,255,315    1,386,667    1,275,642    1,386,667     111,025

State Street Bank  Phoenix Growth Fund           43       30       3,377,466    1,279,460    1,274,337    1,279,460       5,123

State Street Bank  Contract Income Fund          12       33         467,159    3,076,854    3,076,854    3,076,854           0

State Street Bank  Vanguard U.S. Treasury Port.  57       16       2,680,985      943,993      943,993      943,993           0

State Street Bank  Promissory Note Account       55       71       3,294,361    1,399,793    1,399,793    1,399,793           0

       14 -- 401 (K) FOR SALIRED EMPLOYEES


                       SIGNATURES



     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative
Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                         CAMPBELL SOUP COMPANY SAVINGS AND
                         401(k) PLAN FOR SALARIED EMPLOYEES



                         By:  /s/ Frank E. Weise, III
                              ----------------------------------------
                              Frank E. Weise, III
                              Chairman of the Administrative Committee




Date:   June 24, 1994

       15 -- 401 (K) FOR SALIRED EMPLOYEES


                    INDEX OF EXHIBITS




               Exhibit                                Page
               -------                                ----

I - Consent of Independent Accountants                 15

       16 -- 401 (K) FOR SALIRED EMPLOYEES


            Consent of Independent Accountants


We hereby consent to the incorporation by reference in the Prospectus constituting part of the Registration Statement on Form S-8 (No. 33-19154) of Campbell Soup Company of our report dated April 15, 1994 appearing on page 2 of this Form 11-K.


PRICE WATERHOUSE
Philadelphia, PA  19103
June 23, 1994